July 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Andi Carpenter
Hugh West
Thomas Jones
Jay Ingram

Re:	Fitell Corporation
Amendment No. 5 to Registration Statement on Form F-1
Filed June 21, 2023
File No. 333-267778

Dear Sir and Madam:

On behalf of Fitell Corporation, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 to Registration Statement on Form F-1 (the “Amended F-1”) in response to the comment of the staff (the “Staff”), dated July 7, 2023, with reference to the Company’s Amendment No. 5 to Registration Statement on Form F-1 filed with the Commission on June 21, 2023.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.

Amendment No. 5 to Registration Statement on Form F-1 filed June 21, 2023

Financial Statement Schedules, page II-1

1. We note that the audited financial statements of Fitell Corporation are older than 12 months. Please explain your consideration of Item 8.A.4 of Form 20-F and the corresponding instructions which indicates that, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing. Please note that audited financial statements not older than 15 months may be permitted if you are able to represent the following: The company is not required to comply with the 12-month requirement for the age of financial statements in any other jurisdiction outside the United States and complying with the 12-month requirement is impracticable or involves undue hardship. If you meet the above criteria, please provide a representation from management which indicates you meet the criteria and file that representation as an exhibit to the amendment to this registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

Response: In response to the Staff’s comment, the Company has respectfully submitted a request for waiver and representation under Item 8.A.4 of Form 20-F as Exhibit 99.8 of the Amended F-1.

We thank the Staff for its review of the foregoing and believe the Amended F-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned at (216) 387-0823 or lshih@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Liang Shih
Liang Shih

cc:	Guy Adrian Robertson
Chief Executive Officer
Fitell Corporation